UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D

(Amendment No.             )

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS Mary T. McAlpin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

7 SOLE VOTING POWER 1,266,172 shares of Class B Common Stock (as of May 26, 2009)
8 SHARED VOTING POWER -0- shares of Class B Common Stock (as of May 26, 2009)
9 SOLE DISPOSITIVE POWER 1,266,172 shares of Class B Common Stock (as of May 26, 2009)
10 SHARED DISPOSITIVE POWER -0- shares of Class B Common Stock (as of May 26, 2009)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,172 shares of Class B Common Stock (as of May 26, 2009)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D (AMENDMENT NO.     )

FOR MARY T. McALPIN

Item 1.	Security and Issuer

This Schedule 13D (Amendment No.     ) (this “Schedule 13D”) relates to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Mary T. McAlpin (“Ms. McAlpin”). Ms. McAlpin previously filed Schedule 13Ds jointly with Michael H. Dempsey, who was her brother, Virginia D. Ragan, who is her sister, and various trusts created by Naomi C. Dempsey, who was her mother.

(b)	The business address for Ms. McAlpin is 65 East State Street, Suite 2100, Columbus, Ohio 43215.

(c)	Present Principal Occupation or Employment for Ms. McAlpin: Investor.

(d)	Conviction in Criminal Proceedings: Ms. McAlpin has not been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: Ms. McAlpin has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship for Ms. McAlpin: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

As trustee under her revocable and grantor retained annuity trusts, Ms. McAlpin is the direct beneficial owner of 1,266,172 shares of Class B Common Stock. Ms. McAlpin acquired 11,908 of the above shares from her late mother, Naomi C. Dempsey, on March 18, 1999, and subsequently transferred these shares to her revocable trust. Ms. McAlpin and these trusts acquired the remainder of these shares by gift or for no consideration.

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, Ms McAlpin has no individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While Ms. McAlpin has no current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time she may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which Ms. McAlpin may acquire or dispose of shares of Class B Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)	Ms. McAlpin is the beneficial owner, in the aggregate, of 1,266,172 shares of Class B Common Stock as trustee of her revocable and grantor retained annuity trusts, which shares represent approximately 5.6% of the outstanding shares of Class B Common Stock.

(b)	Ms. McAlpin, in her trustee capacity with respect to her revocable and grantor retained annuity trusts, has the sole power to vote and dispose of the 1,266,172 shares of Class B Common Stock.

(c)	Except as otherwise described in this Schedule 13D, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. McAlpin.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by Ms. McAlpin.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Ms. McAlpin and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 27, 2009	/s/ Mary T. McAlpin
Mary T. McAlpin

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